July 23, 2024

VIA CORRESPONDENCE

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Anastasia Kaluzienski

Robert Littlepage

Re:	VNET Group, Inc.
Form 20-F for the Year Ended December 31, 2023
Filed April 26, 2024
File No. 001-35126

Dear Ms. Kaluzienski and Mr. Littlepage:

This letter sets forth the response of VNET Group, Inc. (the “Company”) to the comments contained in the letter dated July 10, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and our responses thereto. Further, we will include the revisions proposed in our responses to the Staff’s comments in future annual report filings with the Commission, after the Staff’s completion of its review of our responses. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2023

Risk Factors, page 18

1. We note your proposed disclosure revisions in response to prior comment 1. Please provide us with the revised disclosures to your risk factors where you will discuss how Hong Kong law differs from PRC law and any risks and consequences to the company associated with those laws.

Response: In response to the Staff’s comment, we propose to revise the relevant risk factor disclosure on pages 53, 54, 55, and 62 of the Form 20-F (page reference is made to the Form 20-F to illustrate the approximate location of the disclosure) in future filings as follows (added disclosure is underlined and deletions are in strikethrough), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

On page 53:

Uncertainties with respect to the ~~PRC~~ legal system in the Chinese mainland could limit legal protections available to you and us.

We conduct most of our business through our PRC subsidiaries and consolidated affiliated entities in ~~China~~ the Chinese mainland. Our operations in ~~China~~ the Chinese mainland are governed by PRC laws and regulations. Our PRC subsidiaries are FIEs and are subject to laws and regulations applicable to foreign investment in ~~China~~ the Chinese mainland and, in particular, laws applicable to FIEs. The PRC legal system is evolving rapidly, and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our business. For example, on December 29, 2023, the Standing Committee of the National People’s Congress published the revised PRC Company Law, which will take effect on July 1, 2024. The revised PRC Company Law provides that the registered capital of a limited liability company shall be paid up within five years after the establishment of such company by its shareholders in accordance with its articles of association. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations. In addition, rules and regulations in ~~China~~ the Chinese mainland can change quickly, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, there is a limited volume of published court decisions which may be cited for reference but not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court otherwise provides. Since late 1970s, the PRC government has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in ~~China~~ the Chinese mainland. Our PRC subsidiaries and the VIEs are subject to various PRC laws and regulations generally applicable to companies in ~~China~~ the Chinese mainland. However, as these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. The administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may also impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition, and results of operations.

Division of Corporation Finance

Office of Trade & Services

On page 54:

“It may be difficult to effect service of process upon us, our directors or our executive officers that reside in China, or to conduct investigations or collect evidence within China, or to enforce any judgments obtained from non-PRC courts or bring actions against them or us in China.

Certain of our directors and executive officers reside in China. In addition, many of our assets and those of our directors and executive officers are located in China. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other jurisdictions. As a result, it may not be possible for investors to serve process upon us or those persons in China, or to enforce against us or them in China, any judgments obtained from non-PRC jurisdictions. As such, shareholder claims or regulatory investigations that are common in the United States may be difficult to pursue as a matter of law or practicality in China.

Due to jurisdictional limitations, matters of comity and various other factors, the ability of U.S. authorities to investigate and bring enforcement actions against companies may be limited in foreign jurisdictions, including China. For example, in China, there are significant legal requirements and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. The Confidentiality and Archives Management Provisions, which became effective on March 31, 2023, provides that the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC domestic companies by the overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the PRC domestic companies shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.”

Division of Corporation Finance

Office of Trade & Services

On page 55:

“We may rely on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

We are a holding company incorporated under the laws of the Cayman Islands and conduct our business primarily through our operating subsidiaries and our consolidated affiliated entities, most of which are limited liability companies established in China. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with the PRC accounting standards and regulations. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, any portion of its after-tax profits that a subsidiary has allocated to its staff welfare and bonus fund at the discretion of its board of directors is also not distributable as cash dividends. Moreover, if our operating subsidiaries incur any debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our operating subsidiaries, including VNET China, to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our businesses. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our WFOEs currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transactions, banks shall check board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of their sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with any outbound investment.

With respect to our Hong Kong entities, although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.”

Division of Corporation Finance

Office of Trade & Services

On page 62:

“Governmental regulation of currency conversion may limit our ability to receive and utilize our revenues effectively.

We, through the VIEs and their subsidiaries, earn most of our revenues and incur most of our expenses in Renminbi. However, Renminbi is not freely convertible at present.

The PRC government continues to regulate conversion between Renminbi and foreign currencies, despite the significant reduction in its control in recent years over trade transactions involving import and export of goods and services as well as other frequent routine foreign exchange transactions. These transactions are known as current account items. However, remittance of Renminbi by foreign investors into the PRC for the purposes of capital account items, such as capital contributions, is generally permitted upon obtaining specific approvals from, or completing specific registrations or filings with, the relevant authorities on a case-by-case basis and is subject to a strict monitoring system. Regulations in the PRC on the remittance of Renminbi into the PRC for settlement of capital account items are developing gradually. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the SAFE. However, foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register or file with PRC governmental authorities, including the SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be filed with the SAFE after the loan agreement is signed and at least three business days before the borrower draws any amount from the foreign loan, and the accumulative amount of foreign currency loans borrowed by a PRC subsidiary may not exceed a statutory upper limit. If we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions are subject to the registration with the SAMR or its local counterpart and registration with a local bank authorized by SAFE. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

Pursuant to the SAFE Circular 19, among other things, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into RMB on a discretionary basis according to the actual needs. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was most recently amended on December 4, 2023, to further expand and strengthen such discretionary conversion reform under SAFE Circular 19. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular 16, in addition to foreign currency capital, the discretionary conversion policy expands to foreign currency debts borrowed by an enterprise (except financial institutions) and repatriated funds raised through overseas listing. In addition, SAFE Circular 16 has narrowed the scope of purposes for which an enterprise must not use the RMB funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations; (ii) directly or indirectly used for investment in securities or other investment and wealth management (except for wealth management products and structured deposits with risk rating results of not higher than Grade II); (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise; and (iv) purchasing residential real estate not for self-use (except for enterprises engaging in real estate development and leasing operations). On October 23, 2019, the SAFE issued the Circular on Further Advancing the Facilitation of Cross Border Trade and Investment, or SAFE Circular 28. SAFE Circular 28 provides, among others, that the foreign-invested enterprises can use RMB converted from foreign currency denominated capital for equity investment in China, provided that the equity investments are genuine and in compliance with the applicable foreign investment-related laws and regulations.

Pursuant to the Circular of the State Administration for Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business promulgated and effective on April 10, 2020 by SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.”

Yours sincerely,

/s/ Qiyu Wang
Name:	Qiyu Wang
Title:	Chief Financial Officer

cc:

Mr. Sheng Chen, Interim Chief Executive Officer

VNET Group, Inc.

Mr. James C. Lin, Partner

Davis Polk & Wardwell LLP